SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934



                       Nicollet Process Engineering, Inc.
                                (Name of Issuer)




                           Common Stock, no par value
                         (Title of Class of Securities)




                                   654085 10 9
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement: [ ] (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  Page 1 of 5


CUSIP No. 654085 10 9                       13G                                         Page 2 of 5
--------------------------- -----------------------------------------------------------------------------------------
            1               NAME OF REPORTING PERSONS
                            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                            Pierce A. McNally (the "Reporting Person")

--------------------------- -----------------------------------------------------------------------------------------
            2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                            Not Applicable                      (a) [ ]

                                                                (b) [ ]

--------------------------- -----------------------------------------------------------------------------------------
            3               SEC USE ONLY

--------------------------- -----------------------------------------------------------------------------------------
            4               CITIZENSHIP OR PLACE OF ORGANIZATION
                            Reporting Person is a citizen of the United States of America.

--------------------------- ---------------------- ------------------------------------------------------------------

                                      5            SOLE VOTING POWER
                                                        179,828
        NUMBER OF
          SHARES            ---------------------- ------------------------------------------------------------------
       BENEFICIALLY
         OWNED BY                     6            SHARED VOTING POWER
           EACH                                               0
        REPORTING           ---------------------- ------------------------------------------------------------------
          PERSON
           WITH                       7            SOLE DISPOSITIVE POWER
                                                        179,828
                            ---------------------- ------------------------------------------------------------------

                                      8            SHARED DISPOSITIVE POWER
                                                              0
--------------------------- -----------------------------------------------------------------------------------------
            9               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            199,828
--------------------------- -----------------------------------------------------------------------------------------
            10              CHECK BOX If THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
                            Not Applicable

--------------------------- -----------------------------------------------------------------------------------------
            11              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                            5.9%
--------------------------- -----------------------------------------------------------------------------------------
            12              TYPE OF REPORTING PERSON*
                            IN
--------------------------- -----------------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!




Item 1(a).        Name of Issuer:

                  The name of the issuer is Nicollet Process Engineering, Inc. (the "Issuer").


Item 1(b).        Address of Issuer's Principal Executive Offices:

                  The address of the principal executive offices of the Issuer is 420 North Fifth Street, Ford Centre, Suite 1040, Minneapolis, Minnesota 55401.


Item 2(a).        Name of Person Filing:

                  Pierce A. McNally (the "Reporting Person").


Item 2(b).        Address or principal business office or, if non, residence:

                  The address of the Reporting Person's principal place of business is 420 North Fifth Street, Ford Centre, Suite 1040, Minneapolis, Minnesota 55401.


Item 2(c).        Citizenship:

                  The Reporting Person is a citizen of the United States.


Item 2(d).        Title of Class of Securities:

                  The class of equity securities to which this Statement relates is the common stock, no par value, of the Issuer (the "Common Stock").


Item 2(e).        CUSIP Number:

                  The CUSIP number of the Common Stock is 654085 10 9.


Item 3. If this Statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the filing person is a:

                  Not Applicable.

Item 4.           Ownership:

         (a)      Amount Beneficially Owned:  199,828

         (b)      Percent of Class:  5.9%

         (c)      Number of shares as to which such person has:

         (i)      sole power to vote or to direct the vote...........   179,828

         (ii)     shared power to vote or to direct the vote.........         0

         (iii)    sole power to dispose or to direct the
                  disposition of.....................................   179,828

         (iv)     shared power to dispose or to direct the
                  disposition of.....................................         0

----------------------

                 (1) Includes 4,000 shares of Common Stock issuable upon exercise of outstanding warrants held by Mr. McNally's wife as custodian for the benefit of their daughters as to which Mr. McNally disclaims any beneficial interest and 16,000 shares of Common Stock held by Mr. McNally's wife as custodian for the benefit of their daughters as to which Mr. McNally disclaims any beneficial interest. Includes 64,000 shares of Common Stock issuable upon the exercise of outstanding options.


Item 5.           Ownership of Five Percent or Less of a Class:

                  Not Applicable.


Item 6.           Ownership of More Than Five Percent on Behalf of Another
                  Person:

                  Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                  Not Applicable.


Item 8.           Identification and Classification of Members of the Group:

                  Not Applicable.


Item 9.           Notice of Dissolution of Group:

                  Not Applicable.

Item 10. Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes of effect.

Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 31, 1997.



/s/ Pierce A. McNally
Pierce A. McNally